UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BridgeBio Pharma Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

10806X102
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10806X102	13D	Page 2 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Genetic Disorder L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 3 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Genetic Disorder GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 10806X102	13D	Page 4 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 5 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 6 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 10806X102	13D	Page 7 of 14 pages
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
34,510,971

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
34,510,971

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 10806X102	13D	Page 8 of 14 pages
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,510,971

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,510,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 10806X102	13D	Page 9 of 14 pages
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
34,510,971

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
34,510,971

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,510,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of BridgeBio Pharma Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on July 10, 2019, as amended by Amendment No. 1, filed on June 1, 2020 (as so amended, the “Schedule 13D”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Items 2 and 3 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) – (b) KKR Genetic Disorder holds 34,510,971 shares of Common Stock representing approximately 28.2% of the outstanding shares of Common Stock, based on 122,361,644 shares of Common Stock outstanding as of August 5, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2020.

KKR Genetic Disorder GP (as the general partner of KKR Genetic Disorder); KKR Group Partnership (as the sole member of KKR Genetic Disorder GP); KKR Group Holdings (as the general partner of KKR Group Partnership); KKR & Co. (as the sole shareholder of KKR Group Holdings); KKR Management (as the Series I preferred stockholder of KKR & Co.); and Messrs. Kravis and Roberts (as the founding partners of KKR Management) may be deemed to be the beneficial owner of the securities held directly by KKR Genetic Disorder, in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c)  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented by the following:

Voting Agreement

On October 5, 2020, the Issuer, Globe Merger Sub I, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of the Issuer (“Merger Sub”), and Globe Merger Sub II, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of the Issuer (“Merger Sub II”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eidos Therapeutics, Inc. (“Eidos”) providing for, among other things, the merger of Merger Sub with and into Eidos (the “Merger”), with Eidos surviving the Merger and becoming an indirect, wholly owned subsidiary of the Issuer, followed by the merger of Eidos with and into Merger Sub II (the “Subsequent Merger”), with Merger Sub II surviving the Subsequent Merger as an indirect, wholly owned subsidiary of the Issuer, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

On the same date, as an inducement for Eidos to enter into the Merger Agreement, KKR Genetic Disorder entered into a Voting Agreement (the “Voting Agreement”) with Eidos.

Subject to the terms and conditions therein, KKR Genetic Disorder has agreed, among other things, to vote the 34,510,971 shares of Common Stock it owns (together with any additional shares of Common Stock acquired by KKR Genetic Disorder after the date of the agreement, the “Subject Shares”) (i) in favor of approval of the issuance of shares of Common Stock of the Issuer in the Merger (the “Parent Share Issuance”) and any other actions presented to the stockholders of the Issuer that are necessary and desirable in connection with the approval of the Parent Share Issuance and the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (ii) against any Parent Acquisition Proposal (as defined in the Merger Agreement) or any other action, agreement or proposal made in opposition to or in competition with the consummation of the Parent Share Issuance or any of the other transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Voting Agreement, KKR Genetic Disorder also agreed to provide an irrevocable proxy to Eidos to vote the Subject Shares in accordance with the Voting Agreement, and agreed, except for certain limited purposes described in the Voting Agreement, not to transfer any of the Subject Shares during the term of the Voting Agreement, provided that the Voting Agreement does not restrict a transfer of up to a specified percentage of the Subject Shares under certain conditions.  The Voting Agreement also provides that, until the Voting Agreement is terminated in accordance with its terms, KKR Genetic Disorder must not make or propose to the Issuer or any of its stockholders certain alternative acquisition proposals.

The Voting Agreement terminates upon the earliest of (i) the effective time of the Mergers, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the board of directors of the Issuer changes its recommendation to its stockholders to vote in favor of the Merger in accordance with the Merger Agreement in response to a Parent Superior Proposal

(as defined in the Merger Agreement), (iv) if the Merger Agreement is amended without the prior written consent of KKR Genetic Disorder which amendment would materially increase the number of shares of Common Stock issuable in the Merger or the other consideration payable by the Issuer under the Merger Agreement, and (v) upon the mutual written agreement of KKR Genetic Disorder and Eidos.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit G to this Schedule 13D, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
Exhibit G	Voting Agreement, dated as of October 5, 2020, among KKR Genetic Disorder and Eidos Therapeutics, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2020

KKR GENETIC DISORDER L.P.
By: KKR Genetic Disorder GP LLC, its general partner

	By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GENETIC DISORDER GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP PARTNERSHIP L.P. By: KKR Group Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR GROUP HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR & CO. INC.

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR MANAGEMENT LLP

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact